Suite 1550 – 355 Burrard Street

Vancouver, B.C., Canada, V6C 2G8

Tel: (604) 331-1757  Fax: (604) 669-5193

TSX - DRK

   OTC BB - DRKOF

November 6, 2003

           Form 20-F File No.: 0-30072

IVANHOE ENERGY AGREES TO DEVELOP

ENHANCED OIL RECOVERY PROJECT IN WYOMING

VANCOUVER – Derek Oil & Gas Corporation announced today that the company has reached an agreement in principle with Ivanhoe Energy (USA) Inc. to jointly develop the LAK Ranch field, a steam-assisted gravity drainage (SAGD) project in Weston County, Wyoming.  Ivanhoe will have the option to earn up to a 60% interest in the project by investing US$ 5 million toward the pilot phase and the initial development capital costs.  Current estimates are that between 30% and 70% of the field’s 100 million barrels of oil-in-place may be recoverable using the thermal recovery techniques planned for the project.  At current market prices the oil-in place would generate between US $840 million and US $2.0 billion in gross revenue.

“Partnering with a company led by two outstanding enhanced oil recovery experts and by one of the world’s foremost resource financiers provides a rare opportunity to fast track the development of the LAK Ranch Project” said Barry Ehrl, Derek’s President & C.E.O.

The Boards of Directors of Ivanhoe and Derek have approved the transaction, and the parties will enter into a farm-in agreement and a joint operating agreement covering the details of the transaction and operations.  Under terms of this agreement, Ivanhoe will become operator and earn a 30% working interest in the project by funding the $1.1 million in capital cost of pilot phase.  Following the pilot phase, Ivanhoe has the option to increase its working interest to 60% by providing an additional $3.9 million in capital costs toward the initial development phase.  After the US$ 5 million threshold is reached, all future capital expenditures will be shared on a working-interest basis.

The LAK Ranch field, originally discovered in the 1920's, covers approximately 7500 acres in the Powder River Basin.  Historically, oil production has been sporadic from a limited number of wells completed in the Newcastle Sand due to the abnormally low reservoir temperature in this part of the Basin. However, the oil contains high levels of naphtha and the viscosity should respond dramatically to the application of heat through steam injection. To date, Derek has completed a SAGD test well pair that were drilled to a depth of 1,000 feet and 1,800 feet horizontally into the Newcastle sand formation. More than 5000 barrels of oil were recovered in limited preliminary testing.

The pilot phase is scheduled to re-commence in approximately 90 days and will include temporarily injecting steam into the recently completed wells.  By next summer five steam-injection wells will be drilled, providing continuous SAGD application to the reservoir and increasing production volumes from the production well.  Additionally, a high-resolution 3-D seismic data program is planned to further identify the limits of the field.  Over an 18-month period, the pilot phase should provide valuable data on the effectiveness of steam application and its impact on improving the oil recovery rates from the reservoir.  The oil produced will be sold for approximately West Texas Intermediate market prices and processed by a local refinery in Newcastle, Wyoming.

Assuming a successful pilot phase, the development program will include additional horizontal producing wells, new steam injection wells and the expansion of surface facilities.  Ivanhoe has estimated that at the low-end of the recovery range, the initial development program could grow to over 20 producing wells and oil production volumes in excess of 4,500 barrels per day.  As more productive acreage is identified through further development daily production rates could exceed 10,000 barrels per day.  After the pilot phase should Ivanhoe decide not to fund initial development costs, Derek will become the operator and Ivanhoe’s working interest will revert to 15%.

Supplemental Information

A horizontal well, with a lateral extension of 1,500 feet, is expected to cost approximately $600,000 and steam injection wells are expected to cost $60,000.  The Newcastle Sand formation is Lower Cretaceous sandstone and there are many fields producing from this formation located elsewhere in the basin.  Colorado-based Surtek, a reservoir-engineering firm specializing in enhanced recovery applications, has provided the oil-in-place estimates for the LAK Ranch field.  Naphtha is a lighter fraction of crude oil and is used in the blending of jet fuel by the local refinery.  Viscosity is used to describe the level to which oil products will flow, that is, lower viscosity, lighter oil flows more readily from the reservoir and through pipelines than heavier oil with a higher viscosity.

Derek Resources Corporation has defined a corporate strategy focused on establishing new production from reservoirs containing significant quantities of oil, which were previously uneconomic to recover using conventional means.  Derek trades on the TSX Venture Exchange with the ticker symbol DRK and on the U.S. over-the-counter market with the ticker symbol DRKOF.

Information contacts:

Derek Oil and Gas

     Investor Relations

     1-888-756-0066 or

     604-331-1757

                                                                    -30-

DEREK OIL & GAS CORPORATION

          ”Barry C.J. Ehrl”

Barry C.J. Ehrl, President & C.E.O.

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

www.derekresources.com

Corporate e-mail:  info@derekresources.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.